EXHIBIT 12

CUMMINS INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended
	April 1,	April 2,
	2007	2006
	Millions
Earnings
Earnings before income taxes and minority interests	$227	$228
Add:
Fixed charges	26	36
Amortization of capitalized interest	1	1
Distributed income of equity investees	18	17
Less:
Equity in earnings of investees	33	26
Capitalized interest	1	1
Earnings before fixed charges	$238	$255

Fixed charges
Interest expense	$16	$27
Capitalized interest	1	1
Interest portion of rental expense(1)	9	8
Total fixed charges	$26	$36

Ratio of earnings to fixed charges	9.2	7.1

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.